UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________________

FORM 11-K

________________________________

(Mark One)

      ☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

      ☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For transition period from    to

Commission File No.: 1-14130

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

MSC Industrial Direct 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MSC INDUSTRIAL DIRECT CO., INC.

515 Broadhollow Road, Suite 1000, Melville, New York 11747

MSC INDUSTRIAL DIRECT 401(k) PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

DECEMBER 31, 2021 AND 2020 AND YEAR ENDED DECEMBER 31, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Plan Administrator of the MSC Industrial Direct 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the MSC Industrial Direct 401(k) Plan (the Plan) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2021 and 2020, and the changes in its net assets available for benefits for the year ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedules Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2021 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 2002.

Jericho, NY

June 22, 2022

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Cash and cash equivalents	$86	$136

Investments, at fair value:
Mutual funds	565,836,992	504,242,217
Common collective trusts	67,386,094	65,845,741
MSC Industrial Direct Co., Inc. Common Stock	14,782,744	14,389,160
Total investments, at fair value	648,005,830	584,477,118

Receivables:
Employer contributions	444,337	97,451
Participant contributions	-	22,230
Notes receivable from participants	9,930,007	11,055,399
Total receivables	10,374,344	11,175,080
Total Assets	658,380,260	595,652,334

Liabilities
Excess contributions payable	-	333,970
Total Liabilities	-	333,970

Net assets available for benefits	$658,380,260	$595,318,364

See accompanying notes to the financial statements.

PLAN NUMBER: 003

EIN: 11-3289165

MSC INDUSTRIAL DIRECT 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2021
Additions
Additions to net assets attributed to:

Net appreciation in fair value of investments	$39,935,083
Interest and dividend income from investments	36,675,288
Interest income on notes receivable from participants	586,542

Contributions:
Participants	28,297,336
Employer, net of forfeitures	8,895,129
Rollovers	4,968,832

Total contributions	42,161,297

Total additions	119,358,210

Deductions
Deductions from net assets attributed to:

Benefits paid to participants	56,041,322
Administration fees and other	254,992

Total deductions	56,296,314

Net increase in net assets	63,061,896

Net assets available for benefits:
Beginning of year	595,318,364

End of year	$658,380,260
See accompanying notes to the financial statements.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

1.      DESCRIPTION OF PLAN

The following description of the MSC Industrial Direct 401(k) Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, sponsored by MSC Industrial Direct Co., Inc. (the “Company”), covering all Employees (as defined in the Plan document), including Employees of participating subsidiaries, who meet certain age and service requirements of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The MSC Industrial Direct 401(k) Administrative Committee is responsible for the administration of the Plan. T. Rowe Price Trust Company is the Plan Trustee and T. Rowe Price Retirement Plan Services, Inc. is the recordkeeper for the Plan.

Eligibility

An Employee is eligible for participation in the Plan on the first day of the month following one full calendar month of service, or anytime thereafter, and must be at least eighteen years of age. Both full-time and part-time employees are eligible to join the Plan.

Participation and Contributions

The Plan is funded by employee and employer contributions. Participants may elect to make pre-tax or Roth after-tax (“Roth”) contributions of between 1% and 40% of their annual compensation, as defined in the Plan. The maximum annual contribution a participant could make into the Plan, as established by the Internal Revenue Code of 1986, as amended (the “Code”), was $19,500 during 2021. In addition, the Plan permits catch-up contributions of $6,500 by participants who have attained age 50 by December 31 of each year. Participants may also roll over amounts representing distributions from other qualifying plans. Participants are immediately vested in their pre-tax, Roth and rollover contributions.

Participants direct the investment of their contributions, employer discretionary matching contributions and employer discretionary profit sharing contributions into various investment options offered by the Plan. Participants may currently direct contributions into 26 mutual funds and 2 common collective trusts. Additionally, participants may direct contributions into the purchase of the Company’s Class A Common Stock.

The Employer (as defined in the Plan document) may make a discretionary matching contribution to Plan accounts of eligible participants. For 2021, the Employer made a discretionary matching contribution of 50% of the first 6% of a participant’s pre-tax and Roth contributions. The Employer may also make a discretionary profit sharing contribution to the Plan accounts of eligible participants to be allocated in the same ratio as each eligible participant’s compensation bears to the total of such compensation of all eligible participants. No discretionary profit sharing contributions were made in 2021. In general, participants must have completed 1,000 hours of service during a calendar year and be employed on the last day of the Plan year to be eligible to share in the allocation of any discretionary profit sharing contributions. Also, a participant must be employed on the last day of the Plan year to be eligible for any discretionary true-up of matching contributions at the end of the Plan year. The discretionary true-up of matching contributions occurs when a participant reaches the Code’s maximum annual contribution limit before December 31, resulting in a difference between what the Employer contributed compared to the full Employer match for the Plan year.

Active participants vest in annual Employer contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	33 1/3%
2 but less than 3	66 2/3%
3 or more	100%

Upon a participant’s attainment of age 65 while in service or termination of service due to death or disability or a termination of the Plan, 100% vesting occurs.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

Participant Accounts

Individual accounts are maintained for each participant in the Plan. Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, if any, and (b) earnings and losses from applicable investment performance, and, if not paid by the Employer, administrative expenses. Pre-tax and Roth contributions are maintained separately for participants.

Forfeitures

Forfeited balances of terminated participants’ non-vested employer contributions are used to pay administrative expenses of the Plan or to reduce future employer discretionary matching contributions and future employer discretionary profit sharing contributions. As of December 31, 2021, and 2020, the forfeiture balances not allocated to pay administrative expenses were $89,447 and $23,298,  respectively. During the years ended December 31, 2021 and 2020 forfeited non-vested accounts of $147,000 and $113,000, respectively, were used to reduce employer discretionary matching contribution obligations.

Notes Receivable from Participants

The Plan has a loan provision which allows participants to borrow from the Plan. The minimum loan amount is $1,000, and the maximum loan amount is generally 50% of a participant’s total vested account balance, not to exceed $50,000. Interest is charged at a rate established by the Plan and is normally fixed at origination at the prime rate plus one percent (effective rate of 4.25% at December 31, 2021). Interest rates on outstanding loans as of December 31, 2021 and December 31, 2020 ranged from 4.25% to 6.50%.  Interest paid by a participant on an outstanding loan is paid directly into the participant’s account. Principal and interest is paid ratably through payroll deductions. The repayment period cannot exceed five years unless the loan is used to acquire a participant’s principal residence, in which case the repayment period cannot exceed ten years (except for certain of such loans that were rolled over into the Plan from another tax-qualified plan). A participant can have a maximum of two loans outstanding from the Plan at any given time.

Withdrawals

The Plan permits a participant to withdraw participant pre-tax, Roth, vested discretionary matching and vested discretionary profit sharing contributions to the extent necessary to satisfy the participant’s hardship (as defined in the Plan). In addition, the Plan permits participants who have attained age 59-1/2 to make in-service withdrawals from the Plan.

Payment of Benefits

At death, disability, retirement or termination, participants (or their designated beneficiaries) are entitled to receive benefits equal to their vested account balances. In general, participants may elect to defer their distribution or elect to receive vested benefits in the form of a lump-sum distribution, installment payments or a direct rollover to an Individual Retirement Account (“IRA”) or to an eligible retirement plan. However, if a participant’s vested account balance is $5,000 or less, the participant may not defer distribution and may elect to receive a partial distribution, a lump sum distribution, or a direct rollover to an IRA or an eligible retirement Plan.  If no such election is made and the participant’s vested account balance is greater than $1,000, but not more than $5,000, the participant’s vested account balance will be directly rolled over into an IRA established by the Plan Administrator for the participant’s benefit. If the participant’s vested account balance is $1,000 or less and no election is made, the benefit will be paid in a lump sum distribution.

Plan Expenses

Expenses for investment and other costs are generally paid by the Plan. Fees for annual independent audit, counsel, and other specialists are generally paid by the Company. Certain administrative functions are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

From January 1, 2021 to March 31, 2021, expenses for recordkeeping were paid by the Plan and were included in net appreciation in fair value of investments. As a result of the Company and T. Rowe Price Retirement Plan Services Inc. entering into an amendment to the Plan Recordkeeping agreement, effective April 1, 2021, expenses for recordkeeping are deducted directly from the participant’s account on a quarterly basis and are included in administration fees and other.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

2.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records and financial statements of the Plan are prepared on the accrual basis in accordance with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan investment options include various investment securities. Market values of investments may decline for a number of reasons, including changes in prevailing market conditions and interest rates, increases in defaults, and credit rating downgrades. Due to the level of risk associated with investment securities, it is at least reasonably possible that changes in the values of investment balances will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across the participant-directed fund elections. Additionally, the investments with each participant-directed fund election are further diversified into varied financial instruments, with the exception of investments in the Company’s Class A Common Stock under the Plan. Investment decisions are made, and the resulting risks are borne, exclusively by the Plan participant who makes such decisions.

As of December 31, 2021 and 2020, approximately 2% of the Plan’s net assets available for benefits were invested in the Class A Common Stock of the Company (quoted market prices of $84.06 and $84.39 per share, respectively).

Investment Valuation and Income Recognition

The investments are stated at fair value as determined by quoted market prices on the last business day of the Plan year, except investment assets in Common Collective trusts, which are determined by the net asset value (“NAV”) based on the fair value of the underlying assets held in the fund.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis.  Dividend income is recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Benefit Payments

Benefits are recorded upon distribution. As of December 31, 2021 and 2020, there were no unpaid distributions allocated to the accounts of participants who have elected to withdraw from the Plan.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service (IRS) are recorded as a liability with a corresponding reduction to contributions. As of December 31, 2021, there were no excess contributions payable to participants.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

3.      FAIR VALUE MEASUREMENTS

In accordance with U.S. generally accepted accounting principles, each of the Plan’s fair value measurements is categorized into one of the following three levels based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels are defined as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in inactive markets;
•	Inputs other than quoted prices that are observable for the asset or liability; and
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for each major class of assets measured at fair value.

Mutual Funds: Valued at the closing price reported on active markets as derived from the NAV of shares held by the Plan at year-end and are classified as Level 1 investments. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Common Collective Trusts: The Common Collective Trust investments include the Stable Value Fund and the Equity Income Trust. Fair value for these investments is determined by the NAV based on the fair value of the underlying funds. The NAV, as provided by the Plan Trustee, has a readily determinable fair value and has accordingly been classified as a Level 1 investment.

Certain events could limit the ability of the Plan to transact at contract value with a Common Collective Trust. Such events include the following: (1) total or partial Plan termination; (2) changes to the Plan’s prohibition on competing investment options; (3) mergers; (4) spin-offs; (5) lay-offs; (6) early retirement incentive programs; (7) sales or closings of all or part of a participating plan sponsor’s operations; (8) bankruptcy; (9) receivership; or (10) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such event which would limit the Plan’s ability to transact at contract value with participants is probable.

There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in any of the individual trusts.

MSC Industrial Direct Co., Inc. Class A Common Stock: Valued at the closing price of the Company’s Class A Common Stock reported on the New York Stock Exchange and is classified as a Level 1 investment.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2021 and 2020:

Investments at Fair Value as of December 31, 2021
	Level 1	Total

Mutual Funds	$565,836,992	$565,836,992
Common collective trusts	67,386,094	67,386,094
MSC Industrial Direct Co., Inc. Class A Common Stock	14,782,744	14,782,744

Total Investments at Fair Value	$648,005,830	$648,005,830

Investments at Fair Value as of December 31, 2020
	Level 1	Total

Mutual Funds	$504,242,217	$504,242,217
Common collective trusts	65,845,741	65,845,741
MSC Industrial Direct Co., Inc. Class A Common Stock	14,389,160	14,389,160

Total Investments at Fair Value	$584,477,118	$584,477,118

4.      INCOME TAX STATUS

The Plan is maintained through the adoption of a pre-approved plan that has received an opinion letter from the IRS dated August 19, 2020, stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The plan administrator has determined that it is eligible to, and has chosen to, rely on the current IRS opinion letter with respect to qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan and has concluded that there are no uncertain positions taken or expected to be taken that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress.

5.      RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and trusts managed by T. Rowe Price. T. Rowe Price is the trustee pursuant to the Plan and, therefore, these transactions qualify as permitted party-in-interest transactions. These investments represented $329,403,670, or 50% of total net assets available for Plan benefits at fair value at December 31, 2021, and $320,850,108, or 54% of total net assets available for Plan benefits at fair value at December 31, 2020.

Plan investments in shares of Class A Common Stock issued by the Company were $14,782,744, or 2% of total net assets available for Plan benefits at fair value at December 31, 2021, and $14,389,160, or 2% of total net assets available for Plan benefits at fair value at December 31, 2020.

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

T. Rowe Price provides certain administrative services to the Plan pursuant to a Master Plan Services Agreement (“MSA”) between the Company and T. Rowe Price. T. Rowe Price receives revenue from mutual fund and collective trust service providers for services T. Rowe Price provides to the funds. From January 1, 2021 to March 31, 2021, this revenue was used to offset certain amounts owed to T. Rowe Price for its administrative services provided to the Plan. The Plan or the Company may make a payment to T. Rowe Price for administrative expenses not covered by sharing of the excess revenue. If the revenue received by T. Rowe Price from such mutual fund or collective trust service providers exceeded the amount owed under the MSA, T. Rowe Price remitted the excess to the Plan’s participants on a quarterly basis. From January 1, 2021 to March 31, 2021, the excess amounts were not material. Effective April 1, 2021, all of the revenue received by T. Rowe Price from such mutual fund or collective trust service providers is remitted to the Plan’s participants on a quarterly basis.

6.      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7.      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2021	2020

Net assets available for benefits per the financial statements	$658,380,260	$595,318,364

Less: Deemed distributions - defaulted loans at end of year	(43,804)	(25,852)

Net assets available for benefits per the Form 5500	$658,336,456	$595,292,512

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

December 31,
2021

Benefits paid to participants per the financial statements	$56,041,322

Less: Deemed distributions - defaulted loans at beginning of year	(25,852)

Add: Deemed distributions - defaulted loans at end of year	43,804

Benefits paid to participants per the Form 5500	$56,059,274

MSC INDUSTRIAL DIRECT 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

The following is a reconciliation of the net increase in the net assets available for benefits per the financial statements to Form 5500:

December 31,
2021

Net increase in net assets available for the benefits per the financial statements	$63,061,896

Add: Deemed distributions - defaulted loans at beginning of year	25,852

Less: Deemed distributions - defaulted loans at end of year	(43,804)

Net increase in net assets available for benefits per the Form 5500	$63,043,944

8.      SUBSEQUENT EVENTS

The Company and T. Rowe Price Retirement Plan Services, Inc. entered into an amendment to the Plan Recordkeeping agreement. Effective April 1, 2022, the recordkeeping fees paid quarterly by Plan participants was reduced. This amendment is not expected to result in a material change in the Plan’s total administration and other fees.

Effective February 11, 2022, the Vanguard Institutional Target Retirement Funds were merged into the Vanguard Target Retirement Funds. Existing balances and future contributions were redirected to the Vanguard Target Retirement Funds.

MSC INDUSTRIAL DIRECT 401(k) PLAN

FORM 5500 — SCHEDULE H, LINE 4i:  SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2021

Identity of Issuer	Description	Cost	Current Value

MSC Industrial Direct Co., Inc. *	MSC Industrial Direct Co., Inc. Class A Common Stock (175,859 shares)	**	$14,782,744
Baird	Baird Core Plus Bond Interest (1,624,830 shares)	**	18,961,769
Cohen & Steers	Cohen & Steers Realty Shares (114,798 units)	**	6,793,753
T. Rowe Price *	T. Rowe Price Global Stock Fund (531,656 units)	**	33,749,522
T. Rowe Price *	T. Rowe Price Growth Stock Fund (793,764 units)	**	84,392,989
T. Rowe Price *	T. Rowe Price New Horizons Fund (411,537 units)	**	31,610,174
T. Rowe Price *	T. Rowe Price Media & Telecommunications Fund (249,238 units)	**	45,510,946
T. Rowe Price *	T. Rowe Price Stable Value Common Trust Fund (49,002,899 units)	**	49,002,899
T. Rowe Price *	T. Rowe Price Equity Income Trust Fund (556,392 units)	**	18,383,195
T. Rowe Price *	T. Rowe Price Mid-Cap Value Fund (523,875 units)	**	17,617,911
T. Rowe Price *	T. Rowe Price Value Fund (227,199 units)	**	10,860,113
T. Rowe Price *	T. Rowe Price Mid-Cap Growth Fund (325,421 units)	**	38,184,893
T. Rowe Price *	U.S. Treasury Money Fund (91,028 units) ***	**	91,028
Vanguard	Vanguard Small Cap Index Institutional Fund (156,956 units)	**	17,007,802
Vanguard	Vanguard Instl Index Fund (102,279 units)	**	41,503,672
Vanguard	Vanguard Instl Target Retirement Income (51,465 units)	**	1,272,221
Vanguard	Vanguard Inflation Protected Securities (254,419 units)	**	7,235,681
Vanguard	Vanguard International Growth Fund (88,021 units)	**	12,261,267
Vanguard	Vanguard Instl Target Retirement 2015 (152,913 units)	**	3,770,845
Vanguard	Vanguard Instl Target Retirement 2020 (648,506 units)	**	17,710,706
Vanguard	Vanguard Instl Target Retirement 2025 (1,340,585 units)	**	39,359,588
Vanguard	Vanguard Instl Target Retirement 2030 (1,285,383 units)	**	39,409,851
Vanguard	Vanguard Instl Target Retirement 2035 (1,142,059 units)	**	36,306,043
Vanguard	Vanguard Instl Target Retirement 2040 (879,949 units)	**	29,029,522
Vanguard	Vanguard Instl Target Retirement 2045 (539,495 units)	**	18,380,579
Vanguard	Vanguard Instl Target Retirement 2050 (227,241 units)	**	7,785,291
Vanguard	Vanguard Instl Target Retirement 2055 (141,824 units)	**	4,871,665
Vanguard	Vanguard Instl Target Retirement 2060 (46,358 units)	**	1,598,904
Vanguard	Vanguard Instl Target Retirement 2065 (17,718 units)	**	560,257
Total investments			648,005,830
T. Rowe Price *	Cash	**	86
Participant Loans	2,144 Loans to participants with interest rates ranging from 4.25% - 6.50% with various maturity dates through 2031	**	9,930,007
Total Assets (Held at End of Year)			$657,935,923

* Indicates party-in-interest to the Plan.
** Cost information is not required for participant directed investments and participant loans and therefore, is not included.
*** The investment represents a holding fund pending allocation to participants and is not an investment option offered by the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MSC INDUSTRIAL DIRECT 401(k) PLAN

Date: June 22, 2022
/s/ Barbara Knoll
Barbara Knoll On behalf of MSC Industrial Direct 401(k) Administrative Committee

EXHIBIT INDEX

Exhibits:

23.1           Consent of Independent Registered Public Accounting Firm